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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

For American Depositary Shares Evidenced by American Depositary Receipts

HONDA MOTOR CO., LTD.
(Honda Giken Kogyo Kabushiki Kaisha)
(Exact name of Issuer of deposited securities as specified in its charter)

Japan
(Jurisdiction of Incorporation or organization of Issuer)

JPMORGAN CHASE BANK
(Exact name of depositary as specified in its charter)

4 New York Plaza
New York, New York 10004
Tel. No.: (212) 623-0636
(Address, including zip code, and telephone number of depositary's principal offices)

Tetsuo Oshima
Honda North America, Inc.
540 Madison Avenue, 32nd Floor
New York, New York 10022
(212) 355-9191
(Address, including zip code, and telephone number of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP
570 Lexington Avenue, 44th Floor
New York, New York 10022

          It is proposed that this filing become effective under Rule 466

          ☒ immediately upon filing         ☐ on (date) at (time)

  If a separate registration statement has been filed to
  register the deposited shares, check the following box. ☐

  CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one-half of one share of Common Stock of Honda Motor Co. Ltd.	100,000,000	$.05	$5,000,000	$633.50

(1)
Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such Receipts evidencing such American Depositary Shares.

Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Form F-6 Registration Statement No. 333-14228. This Registration Statement constitutes Post-Effective Amendment No. 1 to Registration Statement No. 333-14228.

        This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

        The Prospectus consists of the form of American Depositary Receipt ("Receipt" or "ADR") filed as Exhibit (a) to this Registration Statement.

PART I

INFORMATION REQUIRED IN PROSPECTUS

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of Receipt Filed Herewith as Prospectus
Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED
1.	Name of depositary and address of its principal executive office		Face of Receipt; introductory paragraph and bottom
2.	Title of American Depositary Receipts and identity of deposited securities		Face of Receipt, top and introductory paragraph
Terms of Deposit:
	(i)	The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, introductory paragraph
	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt, paragraphs 14, 15 and 24
	(iii)	The collection and distribution of dividends	Face of Receipt, paragraph 7; Reverse of Receipt, paragraph 12
	(iv)	The transmission of notices, reports and proxy solicitation material	Reverse of Receipt, paragraphs 15 and 17
	(v)	The sale or exercise of rights	Face of Receipt, paragraph 7; Reverse of Receipt, paragraph 13
	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt, paragraph 7; Reverse of Receipt, paragraphs 12, 13, and 16
	(vii)	Amendment, extension or termination of the deposit agreement	Face of Receipt, paragraph 9; Reverse of Receipt, paragraph 21
	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the lists of holders of Receipts	Reverse of Receipt, paragraph 17
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt, paragraphs 3, 4, 5, 6 and 7
	(x)	Limitation upon the liability of the Depositary and/or the Company	Reverse of Receipt, paragraphs 18 and 19
3.	Description of all fees and charges which may be imposed directly or indirectly against the holders of Receipts		Face of Receipt, paragraph 10

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
2(b) Statement that the foreign issuer is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Securities and Exchange Commission	Reverse of Receipt, paragraph (23)

I-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

        (a)   Form of American Depositary Receipt. Filed herewith.

        (b)   Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby.—None.

        (c)   Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years.—None.

        (d)   Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered. Filed herewith.

        (e)   Certification under Rule 466. Filed herewith.

Item 4. UNDERTAKINGS

        (a)   The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

        (b)   If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

SIGNATURE

        Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 26, 2004.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares
By:	JPMORGAN CHASE BANK, as Depositary
By	/s/ Joseph M. Leinhauser
Name:	Joseph M. Leinhauser
Title:	Vice President

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, Honda Motor Co., Ltd. (Honda Giken Kogyo Kabushiki Kaisha) certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan on April 26, 2004.

HONDA MOTOR CO., LTD. (Honda Giken Kogyo Kabushiki Kaisha)
By:	/s/ Yoichi Hojo
Name:	Yoichi Hojo
Title:	General Manager of Finance Division

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Takeo Fukui and Satoshi Aoki, jointly and severally, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated as of April 26, 2004.

Name	Title

Yoshihide Munekuni	Chairman and Representative Director
/s/ Takeo Fukui Takeo Fukui	President and Representative Director (Chief Executive Officer)
/s/ Koichi Amemiya Koichi Amemiya	Executive Vice President and Representative Director
/s/ Michiyoshi Hagino Michiyoshi Hagino	Senior Managing and Representative Director
Minoru Harada	Senior Managing and Representative Director
/s/ Motoatsu Shiraishi Motoatsu Shiraishi	Senior Managing and Representative Director
/s/ Satoshi Aoki Satoshi Aoki	Senior Managing and Representative Director (Chief Financial and Accounting Officer)

Hiroshi Okubo	Senior Managing and Representative Director
/s/ Atsuyoshi Hyogo Atsuyoshi Hyogo	Managing Director
/s/ Satoshi Dobashi Satoshi Dobashi	Managing Director
/s/ Satoshi Toshida Satoshi Toshida	Managing Director
Koki Hirashima	Managing Director
Koichi Kondo	Managing Director
Yasuo Ikenoya	Managing Director
/s/ Toru Onda Toru Onda	Managing Director
/s/ Akira Takano Akira Takano	Managing Director
/s/ Takanobu Ito Takanobu Ito	Managing Director
Satoru Kishi	Director
/s/ Mikio Yoshimi	Director Mikio Yoshimi
Masaaki Kato	Director
/s/ Shigeru Takagi	Director Shigeru Takagi
/s/ Masahiro Yoshimura	Director Masahiro Yoshimura
/s/ Hiroshi Kuroda	Director Hiroshi Kuroda
Akio Hamada	Director
Teruo Kowashi	Director
/s/ Seiichi Moriguchi	Director Seiichi Moriguchi

Tetsuo Iwamura	Director
/s/ Takashi Yamamoto	Director Takashi Yamamoto
/s/ Masaru Takabayashi	Director Masaru Takabayashi
/s/ Tatsuhiro Oyama	Director Tatsuhiro Oyama
/s/ Suguru Kanazawa	Director Suguru Kanazawa
Manabu Nishimae	Director
/s/ Fumihiko Ike Fumihiko Ike	Director
Masaya Yamashita	Director
Hiroshi Kobayashi	Director
Hiroyuki Yoshino	Director and Advisor
/s/ Tetsuo Oshima Tetsuo Oshima	Authorized Representative in the United States

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PART I INFORMATION REQUIRED IN PROSPECTUS CROSS REFERENCE SHEET
Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED
  Item 2. AVAILABLE INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 3. EXHIBITS
  Item 4. UNDERTAKINGS
SIGNATURE
SIGNATURES